                               UNITED STATES                          OMB APPROVAL
                     SECURITIES AND EXCHANGE COMMISSION               OMB number:   3235-0145
                          WASHINGTON, D.C.  20549                     Expires:      October 31, 1997
                                                                      Estimated average burden
                                                                      hours per response
                                 ....14.90
                                SCHEDULE 13G

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO. 6)*


                           Freeport-McMoran Inc.
            ---------------------------------------------------
                              (Name of Issuer)


                                   Common
        -----------------------------------------------------------
                       (Title of Class of Securities)


                                 356714105
                    -----------------------------------
                               (CUSIP Number)

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



SEC 1745 (2/95)                 Page 1 of 3PAGE>
<PAGE

CUSIP No. 356714105                 13G                         Page 2 of 3

 --------------------------------------------------------------------------
    NAME OF REPORTING PERSON
 1  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    The Capital Group Companies, Inc.
    86-0206507
 --------------------------------------------------------------------------
    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                       (a) [ ]
                         (b) [ ]
 --------------------------------------------------------------------------
    SEC USE ONLY
 3
 --------------------------------------------------------------------------
    CITIZENSHIP OR PLACE OF ORGANIZATION
 4
    Delaware
 --------------------------------------------------------------------------
                                  SOLE VOTING POWER
                             5
        NUMBER OF                 4,199,450
                             ----------------------------------------------
          SHARES
                                  SHARED VOTING POWER
       BENEFICIALLY          6
                                  NONE
         OWNED BY            ----------------------------------------------

           EACH                   SOLE DISPOSITIVE POWER
                             7
        REPORTING                 7,067,550
                             ----------------------------------------------
          PERSON
                                  SHARED DISPOSITIVE POWER
           WITH              8
                                  NONE
 -------------------------------------------------------------------------
    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
    7,067,550 Beneficial ownership disclaimed pursuant to Rule 13d-4
 -------------------------------------------------------------------------
    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
 10
 -------------------------------------------------------------------------
    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
 11
    4.2%
 -------------------------------------------------------------------------
    TYPE OF REPORTING PERSON*
 12
    HC
 -------------------------------------------------------------------------
                   * SEE INSTRUCTIONS BEFORE FILLING OUT!




                             Page 2 of 3 pages
PAGE

                                                                      Page 3
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC  20549

                                  Schedule 13G
                   Under the Securities Exchange Act of 1934

   Fee enclosed [  ] or Amendment No. 6

   Item 1(a) Name of Issuer:
             Freeport-McMoran Inc.

   Item 1(b) Address of Issuer's Principal Executive Offices:
             1615 Poydras Street
             New Orleans, LA 70112

   Item 2(a) Name of Person(s) Filing:
             The Capital Group Companies, Inc.

   Item 2(b) Address of Principal Business Office:
             333 South Hope Street
             Los Angeles, CA  90071

   Item 2(c) Citizenship:  N/A

   Item 2(d) Title of Class of Securities:  Common

   Item 2(e) CUSIP Number:  356714105

   Item 3    The person(s) filing is(are):
             (b) [ ]  Bank as defined in Section 3(a)(6) of the Act.
             (e) [ ] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940
             (g) [X] Parent Holding Company in accordance with Section 240.13d-1(b)(1)(ii)(G).

   Item 4    Ownership

             (a) Amount Beneficially Owned:
                 See item 9, pg.2
             (b) Percent Class:  See item 11, pg.2
             (c) Number of shares as to which such person has:
                 i) sole power to vote or to direct the vote See item 5, pg.2
                 ii)  shared power to vote or to direct the vote

             None
                 iii) sole power to dispose or to direct the disposition of
                      See item 7, pg.2
                 iv) shared power to dispose or to direct the disposition of None - beneficial ownership disclaimed pursuant to Rule 13d-4

   Item 5    Ownership of 5% or Less of a Class: X

   Item 6    Ownership of More than 5% on Behalf of Another Person:  N/A

   Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
             (1) Capital Research and Management Company is an Investment
                 Adviser registered under Section 203 of the Investment Advisers Act of 1940 and is a wholly owned subsidiary of The Capital Group Companies, Inc.

             (2) Capital Guardian Trust Company is a Bank as defined in
                 Section 3(a)(6) of the Act and a wholly owned subsidiary of The Capital Group Companies, Inc.

             (3) Capital International Limited (CIL) does not fall within any of the categories described in Rule 13d-1-(b)(ii)(A-F) but its holdings of any reported securities come within the five percent limitation as set forth in a December 15, 1986 no-action letter from the Staff of the Securities and Exchange Commission to The Capital Group Companies, Inc. CIL is a wholly owned subsidiary of The Capital Group Companies, Inc.

             (4) Capital International Research and Management, Inc. dba
                 Capital International, Inc. is an Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940 and is a wholly owned subsidiary of The Capital Group Companies, Inc.

             (5) Capital International S.A. (CISA) does not fall within any of the categories described in Rule 13d-1-(b)(ii)(A-F) but its holdings of any reported securities come within the five percent limitation as set forth in a December 15, 1986 no-action letter from the Staff of the Securities and Exchange Commission to The Capital Group Companies, Inc. CISA is a wholly owned subsidiary of The Capital Group Companies, Inc.


   Item 8    Identification and Classification of Members of the Group:  N/A

   Item 9    Notice of Dissolution of the Group:  N/A

   Item 10   Certification

             By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were aquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

             Signature

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

   Date: September 8, 1995


   Signature:    /s/ Larry P. Clemmensen
                 -------------------------------------------------
   Name/Title:   Larry P. Clemmensen, Executive Vice President/PFO
                 -------------------------------------------------
                 The Capital Group Companies, Inc.
                 -------------------------------------------------